FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2. Date of Material Change

November 8, 2024.

Item 3. News Release

A joint news release of Integra and Florida Canyon Gold Inc. ("FCGI", and together with Integra, the "Companies") was disseminated through the facilities of Cision on November 8, 2024, and subsequently filed under the Companies' respective issuer profiles on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of the Material Changes

On November 8, 2024, the Companies completed the previously announced merger (the "Transaction") by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On November 8, 2024, the Companies completed the previously announced Transaction by way of a court-approved Arrangement. Under the terms of the Transaction, Integra acquired all of the issued outstanding common shares of FCGI (each, an "FCGI Share"). Shareholders of FCGI received 0.467 of a common share of Integra (each whole share, an "Integra Share") for each FCGI Share held. In aggregate, 65,213,010 Integra Shares were issued today for the benefit of former FCGI shareholders as consideration for their FCGI Shares.

Board of Directors

Integra's Board of Directors (the "Board") will continue to be led by George Salamis, as Executive Chairman and now includes Janet Yang and Ian Atkinson, former directors of FCGI, as new members. Sara Heston and Stephen de Jong have resigned from the Board.

Subscription Receipt Financing

In connection with closing of the Transaction, the escrow release conditions in respect of an aggregate of 14,900,000 subscription receipts (the "Subscription Receipts") of Integra issued on August 21, 2024 at a price of C$1.35 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied, and the net proceeds of approximately C$19.4 million were released to Integra. The net proceeds are expected to be used to fund mine optimization opportunities at the Florida Canyon Mine and for the continued advancement of the DeLamar Project and the Nevada North Project, and for general corporate purposes. Each Subscription Receipt automatically converted today into one Integra Share for no additional consideration. The Integra Shares issued today upon conversion of the Subscription Receipts are subject to a statutory hold period expiring on December 22, 2024.

Credit Facility Draw

The Company also announces that it has drawn a second advance under its up to US$20 million convertible facility with Beedie Investments Ltd. in the principal amount of US$5 million, with a conversion price equal to C$1.6875 per Integra Share. The number of Integra Shares issuable upon conversion of the principal amount of the second advance is 4,098,360. The proceeds from the subsequent draw are expected to be used to finance the exploration and development of the Company's DeLamar and Nevada Projects, and for general working capital purposes in respect of each of Integra's projects.

Further information about the Transaction is set forth in the management information circular (the "Circular") prepared by FCGI in respect of the special meeting of shareholders of FCGI held on October 25, 2024, which was mailed to shareholders of FCGI and filed under FCGI's issuer profile on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778.873.8190

Item 9. Date of Report

November 8, 2024

Forward looking and other cautionary statements

Certain information set forth in this material change report release contains "forward looking information" within the meaning of applicable securities legislation Except for statements of historical fact, certain information contained herein constitutes forward looking information which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction; the use of proceeds from the Subscription Receipt Financing and the second advance under the Company's credit facility; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio.

Forward looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20- F dated March 28, 2024 for the fiscal year ended December 31, 2023, FCGI's listing application on TSXV Form 2B dated July 12, 2024, and the Circular.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.